

January 25, 2024

Christophe Y. Le Caillec
Chief Financial Officer
American Express Company
200 Vesey Street
New York, New York 10285

> **Re: American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 10, 2023**
> **File No. 001-07657**

Dear Christophe Y. Le Caillec:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance